Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Saia, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-155805, 333-104929, 333-104694 and 333-100649) on Form S-8 of Saia, Inc. of our reports dated February 25, 2011, with respect to the consolidated balance sheets of Saia, Inc. and subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Saia, Inc.
/s/ KPMG LLP
Atlanta, Georgia
February 25, 2011